SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*



                         Aquila Biopharmaceuticals, Inc.
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                    03839F107
                                 (CUSIP Number)




         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 pages

--------------------
CUSIP NO.
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Marcus Schloss & Co., Inc.
                  TP # 13-5676531
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY


------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
------------------------------------------------------------
                           5.       SOLE VOTING POWER
  NUMBER OF                         417,906*
    SHARES          ----------------------------------------
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY                          None
    EACH            ----------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
   PERSON                           417,906*
    WITH            ----------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    None
------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                            417,906*
------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            8.4%
------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            BD
------------------------------------------------------------


                               Page 2 of 12 pages

--------------------
CUSIP NO.
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Douglas Schloss
                  SS# ###-##-####
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY


------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
------------------------------------------------------------
                           5.       SOLE VOTING POWER
  NUMBER OF                         450,406*
    SHARES          ----------------------------------------
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY                          None
    EACH            ----------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
   PERSON                           450,406*
    WITH            ----------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    None
------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                            450,406*
------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            9.0%
------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            IN
------------------------------------------------------------


                               Page 3 of 12 pages

--------------------
CUSIP NO.
--------------------
------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Richard Perry Schloss
                  SS# ###-##-####
------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)  [  ]

                                                   (b)  [  ]
------------------------------------------------------------
 3.      SEC USE ONLY


------------------------------------------------------------
 4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
------------------------------------------------------------
                           5.       SOLE VOTING POWER
  NUMBER OF                         450,406*
    SHARES          ----------------------------------------
BENEFICIALLY               6.       SHARED VOTING POWER
  OWNED BY                          None
    EACH            ----------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
   PERSON                           450,406*
    WITH            ----------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    None
------------------------------------------------------------
 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                            450,406*
------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                                                        [  ]
------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                            9.0%
------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                                            IN
------------------------------------------------------------


                               Page 4 of 12 pages

* Each of Douglas Schloss and Richard P. Schloss may be deemed to control Marcus Schloss & Co., Inc. ("Marcus Schloss") and thus each of Douglas Schloss, Richard P. Schloss and Marcus Schloss may be considered to have beneficial ownership of, and voting and dispositive power over, the 417,906 shares of Common Stock, par value $.01 per share ("Common Stock"), of Aquila Biopharmaceuticals, Inc. (the "Company") owned of record by Marcus Schloss. In addition, each of Douglas Schloss and Richard P. Schloss may be deemed to control two private investment funds (the "Funds") which, in the aggregate, beneficially own 32,500 shares of Common Stock. Accordingly, each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of, and voting and dispositive power over, the aggregate of 450,406 shares of Common Stock beneficially owned by Marcus Schloss and the Funds.


     All information regarding Common Stock ownership in this Schedule 13G is provided as of December 31, 1997.


                               Page 5 of 12 pages

Item 1(a).        Name of Issuer

                  Aquila Biopharmaceuticals, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  365 Plantation Street
                  Worcester, Massachusetts 01605

Item 2(a).        Names of Persons Filing

                  Marcus Schloss & Co., Inc. ("Marcus Schloss"),
Douglas Schloss and Richard P. Schloss.  Each of Douglas
Schloss and Richard P. Schloss may be deemed to control
Marcus Schloss.

Item 2(b).        Address of Principal Business Office

                  One Whitehall Street
                  New York, New York 10004

Item 2(c).        Citizenship

                  Marcus Schloss is a New York corporation.
Douglas Schloss and Richard P. Schloss are United States citizens.

Item 2(d).        Title of Class of Securities

                  Common Stock

Item 2(e).        CUSIP Number

                  03839F107

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [X]  Broker or Dealer registered under
                           Section 15 of the Act+

                  (b) [ ]  Bank as defined in Section 3(a)(6) of
                           the Act

                  (c) [ ]  Insurance Company as defined in
                           Section 3(a)(19)of the Act

                  (d) [ ]  Investment Company registered under
                           Section 8 of the Investment Company Act


                               Page 6 of 12 pages

                  (e) [ ]  Investment Adviser registered under
                           Section 203 of the Investment
                           Advisers Act of 1940

                  (f) [ ]  Employee Benefit Plan, Pension Fund
                           which is subject to the provisions of
                           the Employee Retirement Income Security
                           Act of 1974 or Endowment Fund; see
                           240.13d-1(b)(1)(ii)(F)

                  (g) [ ]  Parent Holding Company, in accordance
                           with 240.13d-1(b)(ii)(G)

                  (h) [ ]  Group, in accordance with 240.13d-
                           1(b)(1)(ii)(H)

                  +  Marcus Schloss only.  Douglas Schloss and
                     Richard P. Schloss are individuals.

Item 4.           Ownership

                  I.   Marcus Schloss & Co., Inc.

                       (a) Amount Beneficially Owned: 417,906
                           shares

                       (b)  Percent of Class:  8.4%

                       (c) Number of shares as to which such person has:

                            (i) sole power to vote or to direct
                                the vote:  417,906

                           (ii) shared power to vote or to
                                direct the vote:  None

                          (iii) sole power to dispose or to
                                direct the disposition of:
                                                 417,906

                           (iv) shared power to dispose or to
                                direct the disposition of:  None

                  II.  Douglas Schloss

                       (a) Amount Beneficially Owned: 450,406
                           shares

                       (b) Percent of Class:  9.0%

                       (c) Number of shares as to which such person has:


                               Page 7 of 12 pages

                            (i) sole power to vote or to direct
                                the vote:  450,406

                           (ii) shared power to vote or to
                                direct the vote:  None

                          (iii) sole power to dispose or to
                                direct the disposition of:
                                450,406

                           (iv) shared power to dispose or to
                                direct the disposition of:  None

                  III. Richard P. Schloss

                       (a) Amount Beneficially Owned: 450,406
                           shares

                       (b) Percent of Class:  9.0%

                       (c) Number of shares as to which such person
                           has:

                           (i) sole power to vote or to direct
                               the vote:  450,406

                          (ii) shared power to vote or to
                               direct the vote:  None

                         (iii) sole power to dispose or to
                               direct the disposition of:
                               450,406

                          (iv) shared power to dispose or to
                               direct the disposition of:  None

         Marcus Schloss has record ownership of 417,906 shares of Common Stock and has the sole power to vote and the sole power to dispose of all such shares. Each of Douglas Schloss and Richard P. Schloss may be deemed to control each of
(i) Marcus Schloss, and (ii) two private investment funds which, in the aggregate, beneficially own 32,500 shares of Common Stock. Accordingly, each of Douglas Schloss and Richard P. Schloss may be considered to have beneficial ownership of the aggregate of 450,406 shares of Common Stock beneficially owned by Marcus Schloss and such investment funds.

         Alison Schloss, the spouse of Douglas Schloss, is the trustee of two trusts which, in the aggregate, beneficially own 3,478 shares of Common Stock. The beneficiaries of such trusts are the children of Alison Schloss and Douglas Schloss. Douglas Schloss disclaims


                               Page 8 of 12 pages
beneficial ownership of all such shares of Common Stock owned by such trusts.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of
         Another Person

         As described in the footnote to the cover pages and in response to Item 4 above, each of Douglas Schloss and Richard P. Schloss may be deemed to control two private investment funds which, in the aggregate, beneficially own 32,500 shares of Common Stock. Each such investment fund is entitled to the full economic benefits of all shares of Common Stock owned by it.

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security Being
         Reported on by the Parent Holding Company

         Not applicable.

Item 8. Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


DISCLAIMER

         Each of Douglas Schloss and Richard P. Schloss hereby declares that the filing of this Schedule 13G shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered herein.


                               Page 9 of 12 pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1998


                                                     MARCUS SCHLOSS & CO., INC.



                                                     By:  /s/ Douglas Schloss
                                                               Douglas Schloss
                                                               Chairman



                                                     DOUGLAS SCHLOSS


                                                     /s/ Douglas Schloss
                                                          Douglas Schloss



                                                     RICHARD P. SCHLOSS


                                                     /s/ Richard P. Schloss
                                                           Richard P. Schloss


                               Page 10 of 12 pages

                                  EXHIBIT INDEX


                                                                          Page

Exhibit A                     Joint Filing Agreement                       12







                               Page 11 of 12 pages